Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2013, and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. As the ratios of earnings to fixed charges indicate less than one-to-one coverage in each of the years presented, we have provided the coverage deficiency amounts for those periods. Earnings, as adjusted, are the sum of (i) reported net loss, plus (ii) fixed charges. The following table excludes a ratio of earnings to combined fixed charges and preferred stock dividends since we did not have an obligation to pay dividends on any of our preferred stock outstanding for the years ended December 31, 2011, 2010, 2009 or 2008. There was no preferred stock outstanding for the six months ended June 30, 2013 or for the year ended December 31, 2012.

We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Six Months Ended June 30, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Net Income (Loss)	$16,047	$(32,263)	$(29,416)	$(25,453)	$(13,600)	$(29,099)
Plus: Fixed charges	395	3,718	2,574	21	784	1,699

Earnings, as adjusted	$16,442	$(28,545)	$(26,842)	$(25,432)	$(12,816)	$(27,400)
Fixed Charges	395	3,718	2,574	21	784	1,699

Earnings (deficiency of earnings) available to cover fixed charges	$16,047	$(32,263)	$(29,416)	$(25,453)	$(13,600)	$(29,099)

Ratio of earnings to fixed charges (1)	41.6	*	*	*	*	*

*	We did not record earnings for any of the fiscal years ending December 31, 2012, 2011, 2010, 2009 and 2008. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” are calculated as follows: (i) adding (a) pre-tax income (loss) from continuing operations; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; and (ii) then subtracting from such sum (a) interest capitalized and (b) any net income attributable to noncontrolling interests. “Fixed charges” are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) appropriate portion of rental expense that is representative of the interest factor.